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From: Barry, Ann M

Sent: Tuesday, May 22, 2007 10:41 AM To: Freedman, Eric

Subject: FW: PAS U.S. Opportunity Fidelity Fund of Funds (Confirmation of Payment)

From: Paul Figliozzi [mailto:Paul_Figliozzi@ars.aon.com] Sent: Tuesday, May 22, 2007 10:28 AM

To: Barry, Ann M

Subject: PAS U.S. Opportunity Fidelity Fund of Funds (Confirmation of Payment)

Paul Figliozzi Vice President Aon Financial Services Group 55 East 52nd Street, 32nd Floor New York, NY 10055

(212)	441-1215	office
(847)	953-1919	fax

Paul_Figliozzi@ars.aon.com

----- Forwarded by Paul Figliozzi/NY/ARS/US/AON on 05/22/2007 10:19 AM -----

findyk@chubb.com
	To:	Paul_Figliozzi@ars.aon.com
cc:
05/22/2007 10:07 AM	Subject:	Re: Fw: SEC Filing Requirements for Rutland Square Trust and Rutland Square Trust II/ Commonwealth Trust II

Paul,

Regarding PAS U.S. Opportunity Fidelity Fund of Funds [Bond Number: 8212-6573], Chubb has received Premium Payment of $3,262 for the Feb. 14, 2007 to Feb. 14, 2008 Policy Period.

Thank you, Felicia Indyk

Felicia Indyk Premium Accounting Specialist (908) 903-3263 Phone (908) 903-3119 Fax

file://C:\Documents and Settings\a349858\Desktop\FW PAS U.S. Opportunity Fidelity Fund of Funds (... 05/22/2007